UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
              |_|  Form N-SAR |_| Form N-CSR

              For Period Ended: June 30, 2005

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR


For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

ProUroCare Medical Inc.
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Full Name of Registrant


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Former Name if Applicable


One Carlson Parkway, Suite 124
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Address of Principal Executive Office (Street and Number)


Plymouth, Minnesota 55447
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
       (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report
   |X| or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was not able to pay its auditors for past due bills, which they required us to pay before they would perform the required review of our second quarter financial reporting. On August 15, 2005 the registrant satisfied these past due bills, and the auditors have agreed to perform the required review that will allow us to file our Form 10Q-SB within the 5th calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Richard Thon                      952            476-9093
----------------------------------       -----------   ------------------
              (Name)                     (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          Yes |_|    No |X|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                             ProUroCare Medical Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     8/15/2005                      By /s/ Richard Thon
    -------------------                    -----------------
                                           Richard Thon

---------------------------------ATTENTION--------------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C.1001).
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


                             ACCOUNTANT'S STATEMENT


August 15, 2005



The Board of Directors and Stockholders
ProUroCare Medical Inc.


Ladies and Gentlemen:


Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by ProUroCare Medical Inc. on or about August 15, 2005, which contains notification of the registrant's inability to file its Form 10-QSB by August 15, 2005. We have read the Company's statements contained in Part III therein, and we agree with the stated reasons as to why we have been unable to complete our review of the financial statements to be included in its Form 10-QSB.

Very truly yours,


/s/ Virchow, Krause & Co., LLP

Virchow, Krause & Co., LLP